UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 7)*


                              NEUROGEN CORPORATION
            --------------------------------------------------------
                                (NAME OF ISSUER)


                    COMMON STOCK, PAR VALUE $0.025 PER SHARE
            --------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    64124E 10 6
            --------------------------------------------------------
                                 (CUSIP NUMBER)


                                THOMAS J. TISCH
                               667 MADISON AVENUE
                               NEW YORK, NY 10021
                                 (212) 545-2927

            --------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                                  JUNE 30, 2001
            --------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 64124E106                                          Page 2 of 15 Pages
          ---------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Andrew H. Tisch
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         2                                                            (a): [ ]

                                                                      (b): [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS*
         4
                   WC
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   United States
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     259,258
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     776,667
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     259,258
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     776,667
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   1,035,925
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES*                                       [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   6.0%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON*
        14
                   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 64124E106                                          Page 3 of 15 Pages
          ---------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Daniel R. Tisch
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         2                                                            (a): [ ]

                                                                      (b): [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS*
         4
                   WC
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   Unites States
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     259,258
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     776,667
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     259,258
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     776,667
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   1,035,925
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES*                                      [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   6.0%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON*
        14
                   IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 64124E106                                           Page 4 of 15 Pages
          ---------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   James S. Tisch
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         2                                                            (a): [ ]

                                                                      (b): [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS*
         4
                   WC
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   United States
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     259,258
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     776,667
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     259,258
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     776,667
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   1,035,925
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES*                                       [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   6.0%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON*
        14
                   IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 64124E106                                           Page 5 of 15 Pages
          ---------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Thomas J. Tisch
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         2                                                            (a): [ ]

                                                                      (b): [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS*
         4
                   WC
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   United States
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     259,258
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     1,076,667
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     259,258
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     1,076,667
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   1,335,925
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES*                                       [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   7.7%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON*
        14
                   IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 64124E106                                           Page 6 of 15 Pages
          ---------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Preston R. Tisch
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         2                                                            (a): [ ]

                                                                      (b): [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS*
         4
                   WC
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   United States
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     24,100
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     0
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     24,100
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     0
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   24,100
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES*                                       [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   0.1%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON*
        14
                   IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 64124E106                                           Page 7 of 15 Pages
          ---------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Julian C. Baker
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         2                                                            (a): [ ]

                                                                      (b): [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS*
         4
                   PF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   United States
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     36,533
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     588,400
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     36,533
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     588,400
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   624,933
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES*                                       [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   3.6%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON*
        14
                   IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


--------------------------------------------------------------------------------

CUSIP No. 64124E106                                           Page 8 of 15 Pages
          ---------
--------------------------------------------------------------------------------
                   NAMES OF REPORTING PERSONS
         1         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Felix J. Baker
--------------------------------------------------------------------------------
                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         2                                                            (a): [ ]

                                                                      (b): [x]
--------------------------------------------------------------------------------
                   SEC USE ONLY
         3
--------------------------------------------------------------------------------
                   SOURCE OF FUNDS*
         4
                   PF
--------------------------------------------------------------------------------
                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         5         PURSUANT TO ITEM 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
                   CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                   United States
--------------------------------------------------------------------------------
                             SOLE VOTING POWER
                       7     25,025
      NUMBER OF    -------------------------------------------------------------
       SHARES                SHARED VOTING POWER
    BENEFICIALLY       8     588,400
   OWNED BY EACH   -------------------------------------------------------------
      REPORTING              SOLE DISPOSITIVE POWER
     PERSON WITH       9     25,025
                   -------------------------------------------------------------
                             SHARED DISPOSITIVE POWER
                      10     588,400
--------------------------------------------------------------------------------
                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        11
                   613,425
--------------------------------------------------------------------------------
                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        12         CERTAIN SHARES*                                       [ ]
--------------------------------------------------------------------------------
                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        13
                   3.5%
--------------------------------------------------------------------------------
                   TYPE OF REPORTING PERSON*
        14
                   IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 7 to Schedule 13D amends and supplements the statement on Schedule 13D previously filed by the Reporting Persons named herein. Except as amended and supplemented herein, the Schedule 13D remains in full force and effect.

Item 2.  Identity and Background.
         ------------------------

Item 2 is restated in its entirety to state the following:

          This statement is being filed by Andrew H. Tisch, Daniel R. Tisch, James S. Tisch, Thomas J. Tisch, Julian C. Baker and Felix J. Baker (the "Reporting Persons"), each of whom is a United States citizen.

          The business address of Andrew H. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Office of the President and Chairman of the Executive Committee of Loews Corporation (a public company primarily engaged in insurance and tobacco), 667 Madison Avenue, New York, N.Y. 10021.

          The business address of Daniel R. Tisch is c/o Mentor Partners, L.P., 500 Park Avenue, New York N.Y. 10022. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: General Partner, Mentor Partners, L.P. (a partnership engaged in investment activities), 500 Park Avenue, New York, N.Y. 10022.

          The business address of James S. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Office of the President, President and Chief Executive Officer of Loews Corporation (a public company primarily engaged in insurance and tobacco), 667 Madison Avenue, New York, N.Y. 10021.

          The business address of Thomas J. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Managing Partner of FLF Associates and Manager of Four Partners and 4-14 Partners (entities engaged in investment activities), 667 Madison Avenue, New York, N.Y. 10021.

         The business address of Preston R. Tisch is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted are as follows: Co-Chairman of the Board of Directors of Loews Corporation (a public company primarily engaged in insurance and tobacco), 667 Madison Avenue, New York, N.Y. 10021.

          The business address of Julian C. Baker is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment is providing investment management services to members of the Tisch family, various entities that are owned by or created for the benefit of members of the Tisch family and various other investment entities.

          The business address of Felix J. Baker is 667 Madison Avenue, New York, N.Y. 10021. His present principal occupation or employment is providing investment management services to members of the Tisch family, various entities that are owned by or created for the benefit of members of the Tisch family and various other investment entities.

          During the five years preceding the filing of this statement, none of the Reporting Persons was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

          Because of family and business relationships among the Reporting Persons, they are filing jointly as if they constitute a group solely for informational purposes. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 or Rule 13d-5 thereunder, and each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by any other Reporting Person except to the extent that beneficial ownership is expressly reported herein.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

          The source and amount of funds or other consideration used to purchase the securities acquired during June 2001 was as follows:

                                                                Aggregate
      Purchaser                          Source of Funds        Purchase Price
      ---------                          ---------------        --------------
      Baker Bros. Investments II, LLC    Working capital        $ 1,914,702.48
      Baker Biotech Fund I, L.P.         Working capital        $   822,200.61
      Baker/Tisch Investments, LLC       Working capital        $   820,281.96


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

                  The following transactions were effected during the sixty days preceding the date hereof.

Baker Bros. Investments II, LLC made the following purchases of Common Stock on The Nasdaq Stock Market:


                Date                  No.              Price/Share
                ----                  ---              -----------
               6/1/01                16,400              20.0626
               6/4/01                 5,200              20.9494
               6/5/01                30,000              21.8475
               6/6/01                 4,400              22.4773
              6/13/01                 3,335              19.6500
              6/19/01                 5,500              18.9945
              6/20/01                25,600              18.9092

                Date                  No.              Price/Share
                ----                  ---              -----------
              6/21/01                   300              20.0100
              6/22/01                   200              20.1500
              6/25/01                 2,800              20.1529

Baker Biotech Fund I, L.P. made the following purchases of Common Stock on The Nasdaq Stock Market:


                Date                   No.             Price/Share
                ----                   ---             -----------
               6/6/01                 4,400              22.4773
              6/13/01                 3,330              19.6500
              6/19/01                 5,500              18.9945
              6/20/01                25,600              18.9092
              6/21/01                   300              20.0100
              6/22/01                   300              20.1500
              6/25/01                 2,800              20.1529

Baker/Tisch Investments, LLC made the following purchases of Common Stock on The Nasdaq Stock Market:


                Date                   No.             Price/Share
                ----                   ---             -----------
               6/6/01                 4,400              22.4773
              6/13/01                 3,335              19.6500
              6/19/01                 5,500              18.9945
              6/20/01                25,600              18.9092
              6/21/01                   300              20.0100
              6/22/01                   200              20.1500
              6/25/01                 2,800              20.1529

The Joan H. Tisch 11/14/00 Annuity Trust made the following purchases of Common Stock on The Nasdaq Common Market:

                Date                   No.             Price/Share
                ----                   ---             -----------
              6/15/01                  800               18.4050
              6/18/01                8,000               19.0281
              6/19/01                5,500               18.9945
              6/20/01                9,800               18.9092

          Set forth in the table below is the aggregate number of shares of Common Stock held as of the date hereof, together with the percentage of outstanding shares of Common Stock, by each such person or entity named below.

                                                                  % of Class
Name of Owner                        Number of Shares           Outstanding (1)
-------------                        ----------------           ---------------
Four Partners                            488,800                      2.8%
Four-Fourteen Partners, LLC              300,000                      1.7%
Andrew Tisch 1999 GRAT II                261,478                      1.5%
Daniel Tisch 1999 GRAT II                261,478                      1.5%
James Tisch 1999 GRAT II                 261,478                      1.5%
Thomas Tisch 1999 GRAT II                261,478                      1.5%
Andrew Tisch 2000 GRAT IV                 26,389                      0.2%
Daniel Tisch 2000 GRAT IV                 26,389                      0.2%
James Tisch 2000 GRAT IV                  26,389                      0.2%
Thomas Tisch 2000 GRAT IV                 26,389                      0.2%
Andrew H. Tisch                          191,120                      1.1%
Andrew H. Tisch 1995 Issue Trust #1       34,069                      0.2%
Andrew H. Tisch 1995 Issue Trust #2       34,069                      0.2%
Daniel R. Tisch                          191,120                      1.1%
Daniel R. Tisch 1999 Trust                68,138                      0.4%
James S. Tisch                           191,120                      1.1%
James S. Tisch 1995 Issue Trust           68,138                      0.4%
Thomas J. Tisch                          191,120                      1.1%
Thomas J. Tisch 1994 Issue Trust          68,138                      0.4%
Baker/Tisch Investments, LLC             150,035                      0.9%
Baker Bros. Investments, LLC              57,350                      0.3%
Baker Bros. Investments II, LLC           93,735                      0.5%
Baker Biotech Fund I, L.P.               228,780                      1.3%
Joan H. Tisch 11/14/00 Annuity Trust      24,100                      0.1%
FBB Associates                            58,500                      0.3%
Julian C. Baker                           36,533(2)                   0.2%
Felix J. Baker                            25,025(3)                   0.1%

Total                                  3,651,358                     21.0%

(1) The ownership percentages set forth in the table above are based on 17,409,626 shares of Common Stock outstanding as of March 31, 2001, which information was reported on the Issuer's Form 10-Q for the quarter ended March 31, 2001.

(2) Includes 16,200 shares of Common Stock and options to purchase 20,333 shares of Common Stock that have vested or will vest within 60 days.

(3) Includes 4,692 shares of Common Stock and options to purchase 20,333 shares of Common Stock that have vested or will vest within 60 days.

          The beneficial owners of the shares listed above are as follows:

          (1) By virtue of their status as trustees of the respective GRATs, each of Andrew H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to beneficially own shares owned by those GRATs of which he is trustee and may be deemed to have power to vote or direct the vote and dispose or direct the disposition of those shares.

          (2) By virtue of their status as managing trustees of the trusts which are the general partners of Four Partners ("FP"), Andrew
                  H. Tisch, Daniel R. Tisch, James S. Tisch and Thomas J. Tisch may be deemed to have shared beneficial ownership of shares owned by FP and shared power to vote or direct the vote of and to dispose or direct the disposition of those shares.

          (3) By virtue of his status as manager of Four-Fourteen Partners ("4-14P"), Thomas J. Tisch may be deemed the beneficial owner of the shares owned by 4-14P and to have power to vote or direct the vote and to dispose or direct the disposition of those shares.

          (4) By virtue of his status as trustee of Andrew H. Tisch 1995 Issue Trust #1 and Andrew H. Tisch 1995 Issue Trust #2, Andrew
                  H. Tisch may be deemed the beneficial owner of the shares owned by those trusts and may be deemed to have power to vote or direct the vote and dispose or direct the disposition of those shares. By virtue of their status as trustees of Daniel
                  R. Tisch 1999 Trust, James S. Tisch 1995 Issue Trust and Thomas J. Tisch 1994 Issue Trust, each of Daniel R. Tisch, James S. Tisch and Thomas J. Tisch, respectively, may be deemed to beneficially own shares owned by the respective trust and may be deemed to have power to vote or direct the vote and dispose or direct the disposition of those shares.

          (5) By virtue of his status as trustee of Joan H. Tisch 11/14/00 Annuity Trust ("JHT 11/14"), Preston R. Tisch may be deemed to be the beneficial owner of the shares owned by JHT 11/14 and to have the power to vote or direct the vote and to dispose or direct the disposition of those shares.

          (6) Julian C. Baker and Felix J. Baker, by virtue of their ownership of the entities that have the power to control the investment decisions of Baker/Tisch Investments, LLC, Baker Bros. Investments, LLC, Baker Bros. Investments II, LLC and Baker Biotech Fund I, L.P., may be deemed to beneficially own shares owned by these entities and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such, may be deemed to beneficially own shares owned by FBB Associates and may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of those shares.

Item 7.  Material to be filed as Exhibits.
         --------------------------------

Exhibit 1.  Agreement regarding the joint filing of this statement.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

July 10, 2001
                                                  /s/ Andrew H. Tisch
                                                  -------------------
                                                  Andrew H. Tisch


                                                  /s/ Daniel R. Tisch
                                                  -------------------
                                                  Daniel R. Tisch


                                                  /s/ James S. Tisch
                                                  ------------------
                                                  James S. Tisch


                                                  /s/ Thomas J. Tisch
                                                  -------------------
                                                  Thomas J. Tisch


                                                  /s/ Preston R. Tisch
                                                  --------------------
                                                  Preston R. Tisch


                                                  /s/ Julian C. Baker
                                                  -------------------
                                                  Julian C. Baker


                                                  /s/ Felix J. Baker
                                                  ------------------
                                                  Felix J. Baker

                                    AGREEMENT

          In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Amendment to
Schedule 13D dated July 10, 2001 relating to the Common Stock, $0.025 par value per share, of Neurogen Corporation, as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

July 10, 2001
                                                  /s/ Andrew H. Tisch
                                                  -------------------
                                                  Andrew H. Tisch


                                                  /s/ Daniel R. Tisch
                                                  -------------------
                                                  Daniel R. Tisch


                                                  /s/ James S. Tisch
                                                  ------------------
                                                  James S. Tisch


                                                  /s/ Thomas J. Tisch
                                                  -------------------
                                                  Thomas J. Tisch


                                                  /s/ Preston R. Tisch
                                                  --------------------
                                                  Preston R. Tisch


                                                  /s/ Julian C. Baker
                                                  -------------------
                                                  Julian C. Baker


                                                  /s/ Felix J. Baker
                                                  ------------------
                                                  Felix J. Baker